UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EQUITABLE FINANCIAL CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

29448T105
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2018
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29448T105	13D	Page 2 of 4 Pages

1.	Name of Reporting Person

Elkhorn Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

325,012 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
325,012 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

325,012 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.8% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 29448T105	13D	Page 3 of 4 Pages

Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 2 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Equitable Financial Corp. ("Equitable") by adding the following information to the items indicated.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Amendment No. 1 to the Schedule 13D of the Partnership filed on February 23, 2018 reported that the Partnership intends to nominate Wayne Cadwallader to the board of directors of Equitable, pursuant to the procedures set forth in the Equitable bylaws, for election at the next annual meeting of stockholders expected to be held on November 27, 2018.  That previous filing further reported that the Partnership believes that the current board of directors of Equitable lacks certain skills and that the addition of Mr. Cadwallader to the board will assist Equitable in its capital allocation decisions in areas such as stock repurchases and dividends, will improve Equitable's communications with stockholders and the investment community and will help guide operating improvements, business recovery planning and work flow analysis.

On July 10, 2018, Equitable announced that it was voluntarily delisting its common stock from The Nasdaq Stock Market.  The Partnership strongly disagrees with this action taken by the board of directors of Equitable.  The Partnership believes that this action further entrenches the board (which in the aggregate owned less than 10% of the Equitable common stock, per Equitable's last proxy statement filing) to the detriment of other stockholders.  Accordingly, the Partnership now intends to nominate two or three individuals (including Mr. Cadwallader) for election to the board of directors of Equitable at the next annual meeting of stockholders.  Ultimately, the Partnership intends to make the nominations for the purpose of enhancing stockholder value.  The Partnership believes Equitable is a strong acquisition candidate.

The Partnership intends to further amend this Schedule 13D at the time it makes its nominations to the board of directors of Equitable, within the requirements of Equitable's nominating procedures.  Any such amendment to this Schedule 13D will include additional information with respect to Mr. Cadwallader and the other nominees.

The Partnership has no present intention of soliciting proxies in connection with the next annual meeting of stockholders of Equitable, other than solicitations conducted in reliance upon the "ten or fewer" exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934, as amended. This amendment to Schedule 13D is not a solicitation of any proxy, vote or action by any stockholder of Equitable or any other person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(b)  As of July 10, 2018, the Partnership owns 325,012 shares of Equitable common stock.  The Equitable Form 10-Q for the quarter ended March 31, 2018 reported that there were outstanding 3,317,670 shares of Equitable common stock as of May 14, 2018.  Based on this number, the Partnership owns approximately 9.8% of the Equitable common stock.

(c)  During the past 60 days, the Partnership purchased 3,189 shares of Equitable common stock, in open market transactions, at prices ranging from $10.36 to $11.00 per share.

CUSIP NO. 29448T105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  July 10, 2018

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By:   /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager